August 13, 2010

Gerard Michel
Chief Financial Officer, Vice President and Treasurer
Biodel, Inc.
100 Saw Mill Road
Danbury, CT 06810

**Re:    Biodel, Inc.**
       **Form 10-K for the Fiscal Year Ended September 30, 2009**
        **Definitive Proxy Statement filed on Schedule 14A**
        **File Number:   001-33451**

Dear Mr. Michel:

        We have completed our review of your filings and do not have any further comments at this time.


                                        Sincerely,


                                        Jeffrey Riedler
                                        Assistant Director